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                            December 7, 2022

       Deborah O'Connor
       Chief Financial Officer
       ACCO Brands Corporation
       Four Corporate Drive
       Lake Zurich, Illinois 60047

                                                        Re: ACCO Brands
Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-08454

       Dear Deborah O'Connor:

               We have reviewed your November 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       19. Commitments and Contingencies, page 72

   1. We note from your response to prior comment 3 that you recorded the $10.7 million in tax credits. However, it is
unclear how it was recorded. In this regard, other income was credited in 2021, but
the other side of the entry is unknown. Please tell us specifically where the tax credits
were recorded in your financial statements upon receiving the decision and whether
any reductions in taxes payable were recorded.
 Deborah O'Connor
ACCO Brands Corporation
December 7, 2022
Page 2

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameDeborah O'Connor                     Sincerely,
Comapany NameACCO Brands Corporation
                                                       Division of Corporation
Finance
December 7, 2022 Page 2                                Office of Manufacturing
FirstName LastName